Exhibit 99.1

Illinois Mutual Life Insurance Chooses Sapiens for its Life Digital Transformation Project

The American insurer plans to deliver seamless illustration, eApplication, straight-through underwriting and intuitive enrollment functionality to their agents and customers

Raleigh, North Carolina and Holon, Israel – April 06, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Illinois Mutual Life Insurance (Illinois Mutual), a company that services 47 U.S. states and serves over 8,600 independent agents, chose multiple Sapiens’ life solutions as part of its digital transformation project. The insurer aims to deliver seamless illustration, eApplication, straight-through underwriting and intuitive enrollment functionality to their agents and customers.

Illinois Mutual selected Sapiens IllustrationPro for Life & Annuities, Sapiens ApplicationPro for Life & Annuities, Sapiens UnderwritingPro for Life & Annuities and Sapiens EnrollmentPro for Life & Annuities after a thorough market evaluation.

The move by Illinois Mutual is aimed to enhance the overall client and agent experience within its life, disability income and worksite insurance solutions. The company sought to achieve this objective by enhancing its illustration capabilities, improving eApplication functionality and modernizing the underwriting system

“We expect Sapiens IllustrationPro’s innovative illustration software to optimize sales and drive new business,” said Katie M. Jenkins, president and chairperson, Illinois Mutual. “The illustration capabilities will differentiate Illinois Mutual from our competitors by helping to provide a superior and seamless customer experience. Additionally, Sapiens’ digital underwriting solutions offer best-in-class workflows and straight-through-processing to help Illinois Mutual modernize and transform the underwriting experience.”

“Sapiens’ point-of-sale solutions were built from the ground up, leveraging all the latest in digital technologies, to support Illinois Mutual’s current and future platform,” said David Ratnaraj, assistant vice president and program director, insurance systems modernization, Illinois Mutual. “The solutions possess a powerful configuration toolset and open APIs, and provide an integration services layer that will empower us to easily integrate to third-party products or services with minimal effort.”

“Sapiens’ comprehensive, end-to-end life platform enables insurers to select the solutions that will most benefit their business. Our industry best practices and knowledge, combined with our advanced digital life insurance software and pre-integration, reduces implementation time and speeds time-to-market,” said Roni Al-Dor, Sapiens’ president and CEO. “This provides the competitive advantage our clients demand. Sapiens is proud to have been chosen as a partner for a transformation project by a well-established and leading company such as Illinois Mutual.”

The Sapiens Platform for Life & Annuities offers excellence in the administration of the insurance business and creates greater efficiency via legacy consolidation. The platform is comprised of a core suite (including illustration, underwriting and eApplication), advanced analytics and a full digital suite.

About Illinois Mutual

Founded in 1910 by the same family that leads the company today, Illinois Mutual is a trustworthy, experienced and caring provider of life insurance, disability insurance and voluntary worksite insurance products. Committed to serving the middle market, we help people achieve and safeguard their financial security. For more information: www.illinoismutual.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com